Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 26, 2020

Ms. Sherry Haywood Division of Corporation Finance Office of Manufacturing U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Mountain Crest Acquisition Corp. Draft Registration Statement on Form S-1 Filed February 21, 2020 CIK No. 1803914

Dear Ms. Haywood:

On behalf of our client, Mountain Crest Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 19, 2020 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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Sherry Haywood March 26, 2020 Page 2

Draft Registration Statement of Form S-1 Submitted February 21, 2020

Prospectus Cover Page, page i

1.	Please briefly disclose here that you have agreed to sell to Chardan Capital Markets, LLC, an option to purchase for $100 up to a total of 750,000 units (up to 862,500 units with full exercise of over-allotment option) at $11.50 per unit. We note your disclosures in the "Unit Purchase Option" sections on pages 105 and 110.

Response: The disclosure on the cover page has been revised in accordance with the Staff’s comments.

Prospectus Summary, page 2

2.	You disclose that Sunlight Global Investment LLC and Chardan Capital Markets, LLC and/or their designees have committed to purchase from you an aggregate of 285,000 units, or “private units,” at $10.00 per private unit (for a total purchase price of $2,850,000). Please disclose the amount of the 285,000 units that are committed to be purchased by each Sunlight Global Investment LLC and Chardan Capital Markets, LLC.

Response: The disclosures on pages 1, 9, 17, 96, 97 and F-11 of the Amended S-1 have been revised in accordance with the Staff’s comment.

Use of Proceeds, page 54

3.	Based on the disclosure on page 60, it appears that the repayment of notes payable to related parties will occur simultaneously with the offering. Please revise the use of proceeds table to clearly disclose the repayment of the debt.

Response: Footnote 1 to the use of proceeds table on page 54 of the Amended S-1 has been revised to make clear that the repayment of the promissory note will occur simultaneously with the offering.

Dilution, page 58

4.	Based on your stockholder’s deficit balance of $492 and deferred offering costs of $100,231, it appears that your net tangible book value is a deficit of $100,723 as of December 31, 2019. Please revise your filing as appropriate or tell us how you arrived at the net tangible book value disclosed in your filing.

Response: In response to the Staff’s comment, the Dilution table on page 58 and related disclosures has been revised to state that the Company’s net tangible book value is a deficit of $100,723.

Sherry Haywood March 26, 2020 Page 3

Capitalization, page 60

5.	It appears from your disclosure on page 24 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify these shares entirely as temporary equity pursuant to ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

Response: While the redemption of the public shares technically happens as a first step, the reason for this is solely to ensure that public holders receive their liquidation proceeds as soon as possible and aren’t required to wait for the administrative items necessary to formally dissolve and liquidate the Company. Furthermore, the insiders of the Company will execute a letter agreement, the form of which will be filed prior to the effectiveness of the offering, whereby such holders will agree in advance to cause the Company to redeem the public shares as described in the Registration Statement and to thereafter take all reasonable steps necessary to cause the Company to dissolve and liquidate following such redemption.  Accordingly, the Company believes that the redemption of the public shares and the subsequent dissolution and liquidation of the Company is in reality one combined process.  As a result, the Company believes that the shares should not be classified entirely in mezzanine under the guidance in paragraph 3f of ASC 480-10-S99-3A. The Company further notes that redemption is solely within the control of the Company therefore, equity classification is appropriate.

Note 7 – Commitments

Registration Rights, page F-12

6.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response: The disclosure on page F-12 has been revised to indicate that no cash penalties are payable under the registration rights agreement, the form of which will be filed prior to the effectiveness of the offering,

Note 7 – Stockholder’s Equity, page F-14

7.	You disclose in your footnote that the private warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be non-redeemable by the company. You also disclose on page 10 that the private warrants may be exercised on a cashless basis and are non-redeemable. Please reconcile your disclosures as appropriate.

Response: The disclosure on page F-14 has been revised to indicate that the private warrants may be exercised on a cashless basis and are non-redeemable.

Sherry Haywood March 26, 2020 Page 4

General

8.	Provide us copies of all written communications as defined by Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance of Section 5(d), the Company will provide a copy of such communications to the Staff.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner